

Aquinas Energy Resources Inc., **(AERI)** a Texas corporation formed in 2013 is engaged in the continued exploration, acquisition and development of oil and gas prospective resources in Texas.

AERI has acquired leases on the Damon Mound Salt Dome area located in Brazoria County, Texas. Since its discovery in the early 1900's, the Damon Mound field has produced over 20,000,000 BOE. In the past, properties now of interest to AERI were not thoroughly evaluated with modern seismic data. Recent 2D and 3D geophysical surveys have been completed and interpreted by our in-house reservoir engineer Larry Leavell, also an Advisory Director, and consulting third party geologist/geophysicist Bill Gaskin, as well as other third party geologists for the purpose of selecting the best Prospective Resource drill sites.   There are potentially nine to eleven other Prospective Resource Locations on our leases at Damon Mound, Damon, Texas.

The Aquinas Business Plan calls for our next AERI Program to drill the **Polak No. 1**, as soon as funding is available. Thereafter, AERI's objective is to drill a minimum of seven to twelve Prospective wells each year in current or acquired leases. Our continued business objectives are: (a) to drill low-risk prospective resource wells that will generate immediate cash flow and long-term value; (b) to pursue predictable economic capital projects that are repeatable; and (c) to generate annual growth in production, cash flow, resource reserves and asset value.

Shallow Upper and Lower Frio, Marge, HET and Miocene sands located on the properties will be the targeted formations. Wells will generally be drilled between 3000' and 5000'. Current estimates of Prospective Resources from properties under lease are in excess of 1,800,000 BOE. Additional leases being pursued by AERI could add an additional 3,000,000 BOE from areas around Wharton and North and South Texas. It is projected that the **Polak No. 1** will be a Turnkey Well to be directionally drilled to approximately 3400' and cost approximately $700,000 through the tanks. Gulfmark is projected as the purchaser of our production at approximately net WTI prices.   Discussions are also underway for production to be purchased by Shell Oil. These Prospective wells could potentially produce approximately 65 BOPD initially and return to Drilling and Testing investors an annual average return of about 30% on capital (ROI) over the first eight years of the life of the well. Each well could have a life expectancy of ten to twelve years.

Management: Our officers, directors and advisors collectively bring over 250 years of experience to our energy company. Please See the AERI website: www.**AquinasEnergy.com** for a list of officers, advisors and consultants.

AERI officers and directors again have chosen **CrudeFunders, LLC** to assist us with our capital raise because of their professional expertise and capability in the use of their funding portal www.crudefunders.com.   We are pleased to continue to work with their management team to extend our opportunity to drill, complete and produce our Prospective Resources.

Date: March 27, 2017

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Joe Grace, Executive Chairman

Aquinas Energy Resources Inc.   770 S Post Oak Lane, Ste 415   Houston, TX 77056